NO ACT

1E
2-12-13



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


13000776

Received SEC

FEB 28 2013

Washington, DC 20549

February 28, 2013

Victor L. Cangelosi
Kilpatrick Townsend & Stockton LLP
vcangelosi@kilpatricktownsend.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-28-2013

Re: Naugatuck Valley Financial Corporation
Incoming letter dated February 12, 2013

Dear Mr. Cangelosi:

This is in response to your letter dated February 12, 2013 concerning the shareholder proposal submitted to Naugatuck Valley by John C. Roman. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John C. Roman

FISMA & OMB Memorandum M-07-16

February 28, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Naugatuck Valley Financial Corporation
Incoming letter dated February 12, 2013

The proposal requests that the board of directors consider amending the bylaws so that the board shall hold duly called and convened meetings to carry out the affairs of the company not less than once per calendar month.

There appears to be some basis for your view that Naugatuck Valley may exclude the proposal under rule 14a-8(i)(7), as relating to Naugatuck Valley's ordinary business operations. Accordingly, we will not recommend enforcement action to the Commission if Naugatuck Valley omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Naugatuck Valley relies.

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

KILPATRICK
TOWNSEND
ATTORNEYS AT LAW

KILPATRICK TOWNSEND & STOCKTON LLP
www.kilpatricktownsend.com

Suite 900 607 14th St., NW
Washington DC 20005-2018
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direct dial 202 508 5854
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VCangelosi@KilpatrickTownsend.com

February 12, 2013

VIA UPS and E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Naugatuck Valley Financial Corporation
Commission File No. 000-54447
Intention to Omit Shareholder Proposal

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, and on behalf of Naugatuck Valley Financial Corporation (the "Company"), we hereby notify the Staff of the U.S. Securities and Exchange Commission (the "Staff") of the Company's intention to exclude from its proxy statement and form of proxy for the Company's 2013 annual meeting of shareholders (the "Proxy Materials") the shareholder proposal and the related supporting statement (collectively, the "Shareholder Proposal") submitted by John C. Roman (the "Shareholder"), pursuant to Rules 14a-8(i)(3), 14a-8(i)(4), 14a-8(i)(7) and 14a-8(i)(10).

I. Background

The Shareholder was the President and Chief Executive Officer of the Company and the Company's wholly-owned subsidiary, Naugatuck Valley Savings and Loan (the "Bank"), until his resignation effective on August 4, 2012. The Shareholder is currently a director of the Company and was a director of the Bank until November 30, 2012 when he was removed for cause.

The Shareholder has filed a lawsuit against the Company, the Bank and each of their directors seeking to enjoin his removal as a director of the Bank (the "Litigation"). The Litigation is currently ongoing.

II. The Shareholder Proposal

A copy of the Shareholder's letter dated January 15, 2013, which was received on January 16, 2013, and the related materials, including the Shareholder Proposal, are attached hereto as **Exhibit A**. The Shareholder Proposal reads, in relevant part, as follows:

> "The Board of Directors shall consider amending Article II, Section 4 of the Corporation's Bylaws so that the Board of Directors shall hold duly called and convened meetings to carry out the affairs of the Corporation not less than once per calendar month."

III. The Shareholder Proposal May Be Properly Excluded Under Rule 14a-8(i)(7)

Under Rule 14a-8(i)(7), a registrant may properly exclude a proposal dealing with a matter relating to the conduct of the registrant's ordinary business operations. The policy underlying Rule 14a-8(i)(7) is "to confine the solution of ordinary business problems to the management and the board of directors and to place such problems beyond the competence and direction of shareholders since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"). The Commission went on to say that the ordinary business exclusion rests on "two central considerations." The first consideration is the subject matter of the proposal. The 1998 Release provides that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration is the degree to which the proposal attempts to "micro-manage" the company by "probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." For the reasons set forth below, the Shareholder Proposal falls within the parameters of the ordinary business exception contained in Rule 14a-8(i)(7) and, therefore, the Company may also exclude the Shareholder Proposal on that basis.

The Staff has repeatedly declined to recommend enforcement action against companies that have sought to omit shareholder proposals requesting that the board of directors take certain actions related to the ordinary business operations of the board of directors. See *Commonwealth Energy Corp.* (November 15, 2002) (excluding the Vocke proposal calling for an amendment to the Company's bylaws related to the conduct of board meetings and annual meetings). See also *AES Corp.* (January 9, 2007) (excluding a proposal requesting the formation of an ethics oversight committee to monitor the company's business practices to ensure compliance with applicable laws, rules and regulations of the federal, state and local governments and the company's code of ethics); *Monsanto Company* (November 3, 2005) (excluding a proposal which called for the board of directors to create an ethics oversight committee of independent directors to ensure compliance with the company's code of conduct and applicable laws); *NYNEX Corp.* (February 1, 1989) (excluding a proposal to form a special committee to revise the existing code of corporate conduct) and *Transamerica Corp.* (January 22, 1986) (excluding a proposal to form a special committee to develop and promulgate a code of corporate conduct).

The Shareholder Proposal seeks to micro-manage complex company matters because it seeks to prescribe the manner by which the Board of Directors monitors the Company's operations. See *Apache Corp. v. The New York City Employees' Retirement System,* 621 F. Supp. 2d 444 (S.D. Texas, 2008) (quoting SEC Release No. 34-40018 (1998). The *Apache* court concurred in the Staff's view that a shareholder proposal that seeks to micromanage ordinary business operations may be excluded even if it raises a significant policy issue.) Clearly, the frequency of Board meetings does not raise a significant policy but relates solely to the conduct of a company's ordinary business. As part of its ordinary business, the Company's Board of Directors determines the processes and procedures necessary to ensure proper oversight of the Company, including establishing the frequency of Board meetings. See *Exxon Mobil Corp.* (March 6, 2012) (the Staff found that if a proposal broadly addresses ordinary-business matters, the proposal will be excludable). The Board of Directors is empowered by the Company's Bylaws to determine, at its discretion, the processes and procedures necessary to fulfill its responsibilities, including calling regular and special meetings and establishing committees of the board. Specifically, Article II Section 4 of the Company's Bylaws provides "Regular meetings of the Board of Directors shall be held at such dates, such times and such places, either within or without the State of Maryland, as shall have been designated by the Board of Directors and publicized among all Directors." In addition, the Company, through the operation of the Company's Nominating and Corporate Governance Committee, has adopted a Corporate Governance Policy which is reviewed for adequacy on an annual basis. The Corporate Governance Policy sets forth the frequency of the meetings of the Board (see discussion in Part IV below). The Board clearly has decided how to best manage the oversight of the Company and the Shareholder Proposal is an attempt to substitute the Shareholder's personal view on how to best oversee and conduct this ordinary business activity. Accordingly, the Shareholder Proposal may be properly omitted pursuant to Rule 14a-8(i)(7).

IV. The Shareholder Proposal May Be Properly Excluded Under Rule 14a-8(i)(10)

Under Rule 14a-8(i)(10), a proposal may be omitted if it has already been "substantially implemented." The Staff has taken the position that "a determination that the Company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." See *Texaco Inc.* (March 28, 1991) (exclusion permitted where company's policies, practices and guidelines compared favorably with "Valdez Principles" requested by shareholder proposal); see also Exchange Act Release No. 34-20091 (August 16, 1983) (adopting interpretive change "to permit the omission of proposals that have been 'substantially implemented by the issuer'"). A proposal need not be implemented in full or precisely as presented for it to be omitted as moot under Rule 14a-8(i)(10), all that is required is that the Company has in place policies and procedures relating to the subject matter of the proposal.

The Staff has provided no-action relief under Rule 14a-8(i)(10) where a company has satisfied the essential objective of the proposal, even if the company (i) did not take the exact action requested by the proponent, (ii) did not implement the proposal in every detail or (iii) exercised discretion in determining how to implement the proposal. See, e.g., *Exelon Corp.* (February 26, 2010); *Anheuser-Busch Companies, Inc.* (January 17, 2007); *ConAgra Foods, Inc.*

(July 3, 2006); and *Johnson & Johnson* (February 17, 2006). In these cases, the Staff concurred with the company's determination that the proposal was substantially implemented in accordance with Rule 14a-8(i)(10) when the company had taken actions that included modifications from what was directly contemplated by the proposal, including in circumstances when the company had policies and procedures in place relating to the subject matter of the proposal, or the company had otherwise implemented the essential objectives of the proposal. See also, *Columbia/HCA Healthcare Corp.* (February 18, 1998) (proposal to establish healthcare compliance committee rendered moot by establishment of ethics committee with similar responsibilities)

The Company believes that the Shareholder Proposal has been substantially implemented and therefore the Company may also properly omit it from the Proxy Materials in accordance with Rule 14a-8(i)(10). The Shareholder Proposal calls for the Company's Board of Directors to consider amending the Company's Bylaws to require regular meetings of the Board to be held at least monthly. After discussions with the Shareholder in November 2012 regarding the frequency of regular meetings of the Board and the subsequent receipt of the Shareholder Proposal, the Company's Board of Directors considered the frequency of the Board's regular meetings for the 2013 fiscal year at the January 30, 2013 Board meeting. At that meeting, the Board of Directors determined the frequency of the Board's regular meetings and scheduled the regular meetings of the Board for the 2013 fiscal year. Moreover, the Company's Bylaws also authorize the Board of Directors to call special meetings from time to time as determined by the needs of the business of the Company.

In addition, the Company has satisfied the Shareholder Proposal through the adoption of its Corporate Governance Policy and the operation of the Company's Nominating and Corporate Governance Committee, a committee comprised entirely of independent directors. Under the Nominating and Corporate Governance Committee Charter, the fundamental purpose of the Nominating and Corporate Governance Committee is for "developing and recommending to the Board a set of effective corporate governance policies and procedures applicable to the Company." In addition, Section IV of the Nominating and Corporate Governance Committee sets forth the following specific responsibilities:

> "The [Nominating and Corporate Governance] Committee shall: (i) develop and recommend to the Board a Corporate Governance Policy (the "Policy") applicable to the Company, and review and reassess the adequacy of such Policy annually and recommend to the Board any changes deemed appropriate; (ii) develop policies on the size and composition of the Board; (iii) review possible candidates for Board membership consistent with the Board's criteria for selecting new directors; (iv) perform Board performance evaluations on an annual basis; (v) annually recommend a slate of nominees to the Board with respect to nominations for the Board at the annual meeting of the Company's stockholders; and (vi) generally advise the Board (as a whole) on corporate governance matters."

Furthermore, Section 2 of the Corporate Governance Policy provides, in pertinent part, as follows:

> "**Frequency of Meetings.** The Board has *four* regularly scheduled meetings per year. In addition, special meetings may be called from time to time as determined by the needs of the business. It is the responsibility of the directors to attend meetings."

The Nominating and Corporate Governance Committee, in connection with its annual review and assessment of the Corporate Governance Policy, Section 2 of which provides for the frequency of board meetings, satisfies the actions contemplated by the Shareholder Proposal.

The Board of Directors has considered whether there is a need to hold more frequent board meetings within the past month and will consider this issue again in connection with the next annual review of the Corporate Governance Policy. Based on the foregoing, the Shareholder Proposal may be properly omitted under Rule 14a-8(i)(10).

V. The Shareholder Proposal May Be Properly Excluded Under Rule 14a-8(i)(4)

The Shareholder Proposal seeks the redress of a personal grievance against the Company, which is clearly evidenced by the Litigation, and is designed to result in a benefit to the Shareholder that is not shared with the other stockholders at large. Accordingly, the Shareholder Proposal may also be excluded pursuant to Rule 14a-8(i)(4).

Although couched in neutral-language and disguised as a proposal allegedly related to the ordinary operation of the Board of Directors of the Company, the Shareholder Proposal is an attempt by the Shareholder to further inject himself and his personal views into the affairs of the Company through increased frequency of board meetings of the Company following his removal as a director of the Bank. The Shareholder is attempting to impose his personal views over that which the majority of the Board of Directors has already considered and agreed upon. The Shareholder Proposal may be excluded because it is a "tactic designed to . . . further a personal interest" of the Shareholder." See Exchange Act Release No. 19135 (October 14, 1982). It makes no difference that the Shareholder Proposal is cast in neutral-sounding language. See *Medical Information Technology, Inc.* (March 3, 2009) (agreeing that exclusion of a neutral-sounding proposal where the proponent's history with the company demonstrated a personal agenda not shared with other stockholders); see also *The Dow Chemical Co.* (March 5, 2003).

In making the Shareholder Proposal, the Shareholder's motivation is to advance his personal agenda and to further agitate as a result of his personal grievances against the Company which are evidenced by the Litigation. The Nominating and Corporate Governance Committee of the Board of Directors of the Company, a committee comprised entirely of independent directors, just recently completed its annual review of the adequacy of the Company's Corporate Governance Policy, which includes the frequency of board meetings, and found that no changes were necessary. The Corporate Governance Policy is reviewed annually and was in place during the Shareholder's tenure as President and Chief Executive Officer of the Company. Before the initiation of the Litigation, the Shareholder never recommended any change nor voiced any concern with respect to the Corporate Governance Policy or the frequency of board meetings. In addition, the Board determined the frequency of and scheduled the Board's regular meetings for the 2013 fiscal year at the Board's January 30, 2013 meeting. The Shareholder is attempting to impose his new found personal views over that which he previously approved and which the majority of the Board of Directors has already considered and agreed upon.

VI. The Shareholder Proposal May Be Properly Excluded Under Rule 14a-8(i)(3)

Rule 14a-8(i)(3) allows the exclusion of a proposal if it or its supporting statement is contrary to any of the Regulation 14A, including Rule 14a-9. Rule 14a-9 prohibits (1) the making of false or misleading statements in proxy soliciting materials or (2) the omission of any material fact necessary to make statements contained therein not false or misleading.

The Shareholder Proposal is also excludable under Rule 14a-8(i)(3), as a violation of Rule 14a-9, because, contrary to Regulation 14A, the Shareholder has included numerous allegations in the Supporting Statement which are false, misleading, unsupported and fail to state any material fact necessary to make the statements not false or misleading. For example, the fourth sentence of the Supporting Statement reads as follows: "Not adhering to a widely accepted corporate governance practice leaves the Corporation and the bank open to criticism from federal banking and securities regulators as well as other interested parties." This statement is both false and misleading and insinuates that the Company's corporate governance does not meet industry or regulatory standards. The Shareholder offers no factual support for this statement and he fails to state that this statement is his opinion. Neither the Company nor the Bank has received any criticism from any of their regulators regarding these or related matters.

The Shareholder offers no factual support upon which shareholders can rely upon to objectively evaluate the merits of the Shareholder's view that the Board of Directors must hold monthly meetings to assure proper oversight. Furthermore, the Shareholder provides no supporting documentation for the Shareholder's allegation that the Company's corporate governance practice leaves the Company and the Bank open to criticism. It would be misleading for shareholders to rely on the Shareholder's statements since there is no evidence which would suggest that any of these accusations are based on fact. The failure of the Shareholder to provide any support to his statements is misleading because "reasonable readers cannot refer to the source to verify for themselves the accuracy of such statements." *Southwest Airlines Co.* (March 25, 2002).

Moreover, the Shareholder's Supporting Statement makes sweeping negative generalizations and accusations regarding the Board of Directors' corporate oversight that disparages the Board of Directors without justification. Footnote (b) to Rule 14a-9 cites as an example of false and misleading statements:

> "Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation."

The Staff has permitted omission of language in proposals claiming that management was guilty of improper conduct. See *American Broadcasting Companies, Inc.* (March 21, 1984) (proposal contained statements which impugn the character, integrity, and personal reputation of the Company's management and make charges of improper conduct, without factual foundation) and *Motorola, Inc.* (March 4, 1988) (proposal alleging violation of the proxy rules). The statements included in the Supporting Statement, although cast in neutral-sounding language, are clearly inflammatory and pejorative. These statements are an attempt to disguise the Shareholder's animosity towards the Company and the Board of Directors as a result of his removal as a director of the Bank (see Section I above for further discussion of the Litigation). The Shareholder Proposal falls squarely within the precedent established by the Staff's no action letters cited, as the Supporting Statement is rife with sweeping, unsubstantiated allegations of improper conduct, rendering the Shareholder Proposal, in its entirety, categorically misleading and subject to omission under 14a-8(i)(3).

VII. Conclusion

Based on the foregoing analysis, the Company believes that the Shareholder Proposal and the Supporting Statement may be properly excluded from the Proxy Materials pursuant to Rules 14a-8(i)(3), (i)(4), (i)(7) and (i)(10). The Company respectfully requests that the Staff concur with that position.

Please transmit the Staff's response by e-mail to the undersigned at the e-mail address appearing on the first page of this letter, along with hard copy mailed to the address appearing on the first page of this letter.

We appreciate your assistance in this matter. If you have any questions or require any additional information, please contact the undersigned.

Very truly yours,



Victor L. Cangelosi

Enclosure

cc: William C. Calderara, Naugatuck Valley Financial Corporation
James A. Mengacci, Naugatuck Valley Financial Corporation
Paul M. Aguggia, Esq., Kilpatrick Townsend & Stockton LLP
Erich M. Hellmold, Esq., Kilpatrick Townsend & Stockton LLP
John C. Roman

EXHIBIT A

John C. Roman

FISMA & OMB Memorandum M-07-16

January 15, 2013

James A. Mengacci, Chairman
Nominating and Corporate Governance Committee
Board of Directors
Naugatuck Valley Financial Corporation
333 Church Street
Naugatuck, CT 06770

Attention: Corporate Secretary

Dear Mr. Mengacci,

Pursuant to the provisions of Rule 14a-8 of the general rules and regulations under the Securities Exchange Act of 1934, as amended, I hereby submit the attached proposal for consideration and voting upon by stockholders of Naugatuck Valley Financial Corporation (the "Corporation") and request that it be included in the proxy statement with respect to the Corporation's next annual meeting of stockholders, anticipated to be held on or around June 28, 2013.

In addition, I hereby submit, in compliance with Rule 14a-8(b) a copy of my most recently filed SEC Form 4 as filed with the U.S. Securities and Exchange Commission on or about September 9, 2011. I have continuously for longer than one year been the owner of greater than $2,000 of Corporation common stock. I hereby represent to the Corporation that I will continue to own the required amount of common stock from this date through the date of the annual meeting.

Please acknowledge your receipt of this letter by date stamping the additional copy hereof and returning it to the undersigned at the address set forth above.

Sincerely,



John C. Roman

cc: Doug Faucette, Esq.

STOCKHOLDER PROPOSAL
FOR
NAUGATUCK VALLEY FINANCIAL CORPORATION

Proposal

"The Board of Directors shall consider amending Article II, Section 4 of the Corporation's Bylaws so that the Board of Directors shall hold duly called and convened meetings to carry out the affairs of the Corporation not less than once per calendar month."

Supporting Statement

Monthly meetings of the Board of Directors is one of the first and simplest steps in designing a comprehensive and effective governance process. By holding monthly board meetings at the subsidiary bank level but not at the Corporation, the Board of Directors is diminishing the effectiveness one of the express purposes of the current corporate structure. The practice of co-mingling meetings of the Boards of Directors of the Corporation and those of its subsidiary, Naugatuck Valley Savings and Loan, creates the appearance of, if not actual, lack of separateness of the corporate entities. Not adhering to a widely accepted corporate governance practice leaves the Corporation and the bank open to criticism from federal banking and securities regulators as well as other interested parties. Stockholders have an expectation that the governance of the Corporation is being conducted in an appropriate and prudent manner. Co-mingling the affairs of the two entities by addressing Corporation specific issues at meetings of the bank's board of directors is improper and exposes the Corporation to accusations of non-compliance with basic corporate governance practices. In order to assure proper oversight of the operational and financial affairs of the Corporation, it is recommended that the Board of Directors hold duly called and convened meetings not less than once per calendar month. Monthly board meetings are a fundamental basis for sound corporate governance to be carried out by the Board in the exercise of its fiduciary obligations to the Corporation's stockholders and other constituencies.

Article II, Section 4 of the Corporation's Bylaws should be amended to read as follows:

> Regular meetings of the Board of Directors shall be held at such dates, such times and such places, either within or without the State of Maryland, as shall have been designated by the Board of Directors and publicized among all Directors, provided, however, that the Board of Directors shall hold duly called and convened meetings to carry out the affairs of the Corporation not less than once per calendar month.

SEC Form 4

FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934 or Section 30(h) of the Investment Company Act of 1940

OMB APPROVAL	
OMB Number:	3235-0287
Expires:	December 31, 2014
Estimated average burden hours per response:	0.5

☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1. Name and Address of Reporting Person*
Roman John C
(Last) (First) (Middle)
333 CHURCH STREET
(Street)
NAUGATUCK CT 06770
(City) (State) (Zip)

2. Issuer Name and Ticker or Trading Symbol
Naugatuck Valley Financial Corp [NVSL]

3. Date of Earliest Transaction (Month/Day/Year)
09/07/2011

4. If Amendment, Date of Original Filed (Month/Day/Year)

5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
X Director
10% Owner
X Officer (give title below)
Other (specify below)
President & CEO

6. Individual or Joint/Group Filing (Check Applicable Line)
X Form filed by One Reporting Person
Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price			
Common Stock	09/07/2011		I		1,299	A	$7.6861	11,659	I	By 401 (k)
Common Stock								24,401	D	
Common Stock								6,116	I	By ESOP
Common Stock								997	I	By IRA

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, if any (Month/Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Securities Underlying Derivative Security (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
Stock Option (right to buy)	$11.12							07/26/2006 (1)	07/26/2015	Common Stock	36,918		36,918	D	

Explanation of Responses:

1. Stock Options granted pursuant to the Naugatuck Valley Financial Corporation 2005 Equity Incentive Plan are fully vested and exercisable.

/s/ John C. Roman 09/09/2011
** Signature of Reporting Person Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
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